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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------
                                    FORM 11-K
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/x/   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934 (Fee Required)

For the Fiscal Year Ended December 31, 1998

                                       OR

/ /   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                 to

Commission file number 33-

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Cox Radio, Inc.
                          Employee Stock Purchase Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Cox Radio, Inc.
                              1400 Lake Hearn Drive
                             Atlanta, Georgia 30319

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                                      -1-

ITEMS 1 AND 2

FINANCIAL STATEMENTS


                                                              Page Number
                                                             In This Report
                                                             --------------
Independent Auditors' Report                                        4

Statement of Net Assets Available for Benefits
  December 31, 1998 and 1997                                        5

Statement of Changes in Net Assets Available for Benefits
  Year Ended December 31, 1998 and Period from
  July 1, 1997 (Inception) to December 31, 1997                     6

Notes to Financial Statements                                       7

EXHIBIT

  Consent of Deloitte & Touche LLP                                  9

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                 COX RADIO, INC.
                                 EMPLOYEE STOCK PURCHASE PLAN


                                 By: /s/ Andrew A. Merdek  Date:  3/30/99
                                     --------------------         ------------
                                         Andrew A. Merdek

                                         COX RADIO, INC.
                                         Corporate Secretary

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INDEPENDENT AUDITORS' REPORT



Sponsor and Participants
Cox Radio, Inc.
  Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Radio, Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and the period from July 1, 1997 (Inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 and the period from July 1, 1997 (Inception) to December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
------------------------------
    Deloitte & Touche LLP


Atlanta, Georgia
March 29, 1999

                                 COX RADIO, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997


                                            1998              1997
ASSET:
Receivable from Plan Sponsor            $ 2,008,188         $ 746,814


LIABILITY:
Distribution due to Plan participants    (2,008,188)         (746,814)
                                          ----------        ----------

Net assets available for benefits       $     -            $     -
                                        ============       ===========

See notes to financial statements.

                                COX RADIO, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998 AND THE PERIOD FROM JULY 1, 1997 (INCEPTION)
TO DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                  Period from
                                                                  July 1, 1997
                                                 Year Ended      (Inception) to
                                                 December 31,     December 31,
                                                 1998             1997

ADDITION TO NET ASSETS
ATTRIBUTED TO -

EMPLOYEE CONTRIBUTIONS                        $1,327,172           $754,686

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO -

WITHDRAWALS FROM PLAN                            (65,798)            (7,872)
DISTRIBUTIONS DUE TO ACTIVE PLAN PARTICIPANTS (1,261,374)          (746,814)
                                              -----------          ---------
                                                        -                  -
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS -
  Beginning of period                                   -                  -
                                              -----------          ---------
  End of period                               $         -          $       -
                                              ===========          =========

See notes to financial statements.


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COX RADIO, INC.
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997 AND FOR THE YEAR ENDED DECEMBER 31, 1998 AND FOR THE PERIOD FROM JULY 1, 1997 (INCEPTION) TO DECEMBER 31, 1997
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1.    DESCRIPTION OF PLAN

      The Cox Radio, Inc. Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides employees the option to purchase stock at a discounted price.

      General - The Plan was adopted by Cox Radio, Inc. (the "Plan Sponsor") during 1997 to allow eligible employees to purchase Plan Sponsor stock (up to 350,000 shares in the aggregate) at a discounted price. Any regular employee of the Plan Sponsor who was employed by the Plan Sponsor and its subsidiary corporations as of December 1, 1996 is eligible to participate in the Plan. For this purpose, employment service with NewCity Communications, Inc. and its subsidiary corporations is counted under the Plan as employment with the Plan Sponsor. A "regular employee" means any employee regularly scheduled to work at least 20 hours per week, including any such person on an authorized leave of absence. The purchase price was determined as 85% of the average price of the Plan Sponsor stock on May 1, 1997, which equaled $17.37. Employees subscribed to a total of 186,118 shares which were converted to a dollar equivalent and are being withheld from employees' paychecks from July 1, 1997 to July 31, 1999. Unless an employee has previously withdrawn from the Plan, shares will be purchased on July 31, 1999 based on contributions to date. Employee payroll deductions under the Plan are commingled with the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

      Contributions - Participants' contributions are limited to $25,000 during the purchase period from July 1, 1997 to July 31, 1999. Contributions are primarily made through automatic payroll deductions.

      Distributions - Upon written request, participants may withdraw their total contributions or reduce their contributions prospectively. Distributions may be made in either cash or stock, with cash payments for any fractional shares. These two options are also available to an individual whose employment terminates due to death or retirement.

      Administrative Expenses - The Management Committee of the Board of Directors administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

      Vesting and Termination - At all times, each Plan participant has a fully vested, nonforfeitable right to his or her contributions to the Plan.

      The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. Upon such termination, shares of common stock will be issued to employees as if the Plan were terminated at July 31, 1999.

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2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements are presented on the accrual basis of accounting. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for withdrawals.

3.    INCOME TAXES

      It is intended that the right to purchase shares of common stock under the Plan shall constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and that such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

      An employee is not considered to have income for federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.


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